                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                             CORNERSTONE PROPERTIES INC.
                                   (Name of Issuer)


                              COMMON STOCK, NO PAR VALUE
                            (Title of Class of Securities)


                                      21922H103
                                    (CUSIP Number)


                               ANN F. CHAMBERLAIN, ESQ.
                                RICHARDS & O'NEIL, LLP
                                   885 THIRD AVENUE
                                  NEW YORK, NEW YORK
                                        10022
                                    (212) 207-1200
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   August 18, 1997
               (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.                  /   /

Check the following box if a fee is being paid with this statement.
                                            /   /

                                     SCHEDULE 13D
CUSIP    NO. 21922H103

(1) Name of reporting person
                                                   STICHTING PENSIOENFONDS VOOR
                                                   DE GEZONDHEID GEESTELIJKE EN
                                                   MAATSCHAPPELIJKE BELANGEN

S.S. or I.R.S. identification Nos. of
above persons


(2) Check the appropriate box if a member
    of a group                                     (a)  / /
    (see instructions)                             (b)  / /

(3) SEC use only

(4) Source of funds
(see instructions) ....................            OO


(5) Check if disclosure of legal proceedings
is required pursuant to items 2(d) or 2(e)         / /


(6) Citizenship or place of
    organization ..                               THE NETHERLANDS

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power ........................    0
(8) Shared voting power
    0
(9) Sole dispositive power ...................    0
(10) Shared dispositive power.................    0
(11) Aggregate amount beneficially owned
     by each reporting person ................    34,187,500

(12) Check box if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions) ..........................



(13) Percent of class represented by
     amount in Row (11) ......................     41%

(14) Type of reporting person
     (see instructions) ......................     HC/EP

CUSIP NO.     21922H103

(1) Names of reporting person
 ................................................   DUTCH INSTITUTIONAL HOLDING
                                                   COMPANY, INC.
S.S. or I.R.S. identification
Nos. of above persons

(2) Check the appropriate box
    if a member of a group                         (a)  / /
    (see instructions)                             (b)  / /

(3) SEC use only ...............................

(4) Source of funds (see
    instructions) ..............................   OO

(5) Check if disclosure of legal procedures is
     required pursuant to items 2(d)
     or 2(e) ..................................    / /

(6) Citizenship or place of
    organization ..............................    DELAWARE

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power .........................    0
(8) Shared voting power .......................    0
(9) Sole dispositive power ....................    0
(10) Shared dispositive power .................    0
(11) Aggregate amount beneficially owned by
     each reporting person ....................    6,728,750

(12) Check box if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions) ............................    / /


(13) Percent of class represented by amount
     in Row (11) ..............................    8%

(14) Type of reporting person
     (see instructions) .......................    CO

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, without par value ("COMMON STOCK"), of Cornerstone Properties Inc. (the "COMPANY") which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Nevada with principal executive offices at 126 East 56th Street, New York, New York 10022.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM") and Dutch Institutional Holding Company, Inc. ("DIHC", and, together with PGGM, the "REPORTING PERSONS").

         - Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen
              ---------------------------------------------------------

         (a) Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen.

         (b) The business address of PGGM is Kroostweg-Noord 149, 3700 AC Zeist, The Netherlands. The name and business address of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

         (c) The principal business of PGGM is to serve as a pension fund in The Netherlands which invests for the benefit of health care industry workers, including nurses and medical technicians, but excluding self-employed doctors. The present principal occupation of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

         (d) Neither PGGM nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Neither PGGM nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, decree or final order.

         (f) PGGM is a "stichting" organized under the laws of The Netherlands. The citizenship of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

         -    DUTCH INSTITUTIONAL HOLDING COMPANY, INC.

         (a) Dutch Institutional Holding Company, Inc., a wholly-owned subsidiary of PGGM.

         (b) The business address of DIHC is 200 Galleria Parkway, N.W., Suite 2000, Atlanta, Georgia 30339. The name and business address of each executive officer and director of DIHC is set forth on EXHIBIT B and is incorporated by reference herein.

         (c) The principal business of DIHC is to oversee the acquisition, ownership, management and disposition of PGGM's direct real estate investments in the United States. The present principal occupation of each executive officer and director of DIHC is set forth on EXHIBIT B and is incorporated by reference herein.

         (d) Neither DIHC nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Neither DIHC nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, decree or final order.

         (f) DIHC is a corporation organized under the laws of Delaware. The citizenship of each executive officer and director of DIHC is set forth on EXHIBIT B and is incorporated by reference herein.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Loan Purchase Agreement dated as of August 18, 1997 between PGGM as the "Seller" and the Company as the "Purchaser" (the "LOAN PURCHASE AGREEMENT") which is attached hereto as EXHIBIT C and is incorporated by reference herein, PGGM agreed to sell and the Company agreed to purchase, subject to the terms and conditions in the Loan Purchase Agreement, the Purchased Loans and the Purchased Loan Documents, as defined in the Loan Purchase Agreement and as more particularly identified in Schedule 3.07(a) of the Loan Purchase Agreement, attached hereto as EXHIBIT D, for an aggregate consideration of $779,432,000.00 payable by the Company to PGGM as follows: (i) $220,092,000.00 by wire transfer in immediately available funds, (ii) Purchase Money Notes and Purchase Money Mortgages evidencing a principal amount of $120,000,000.00, and (iii) 27,458,750 validly issued, fully paid and nonassessable shares of Common Stock of the Company at an agreed value of $16.00 per share.

         Pursuant to the Stock Purchase Agreement dated as of August 18, 1997 between DIHC as the "Seller" and the Company as the "Purchaser" (the "STOCK PURCHASE AGREEMENT") which is attached hereto as EXHIBIT E and is incorporated by reference herein, DIHC agreed to sell and the Company agreed to purchase, subject to the terms and conditions in the Stock Purchase Agreement, the Seller Subsidiary Shares, as defined in the Stock Purchase Agreement and as more particularly identified in Schedules 3.02 and 3.03(a) of the Stock Purchase Agreement, attached hereto as EXHIBIT F, for an aggregate consideration of up to $277,116,000.00 payable by the Company to DIHC as follows: (i) $39,456,000.00 by wire transfer in immediately available funds, (ii) Purchase Money Notes and Purchase Money Mortgages evidencing a principal amount of $130,000,000.00, and
(iii) 6,728,750 validly issued, fully paid and nonassessable shares of Common Stock of the

Company at an agreed value of $16.00 per share. By selling the Seller Subsidiary Shares pursuant to the Stock Purchase Agreement, DIHC is selling indirect interests in the properties listed on Schedule 1.01(l) of the Stock Purchase Agreement, attached hereto as EXHIBIT G. If any of the Seller Subsidiary Shares are not transferred under the Stock Purchase Agreement, the aggregate consideration due and payable by the Company to DIHC will be reduced accordingly.

         Each of the Loan Purchase Agreement and the Stock Purchase Agreement is subject to approval by the stockholders of the Company, in addition to the satisfaction of other customary closing conditions.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons intend to acquire the shares of Common Stock included in this Statement for investment. PGGM also intends to influence the control of the Company inasmuch as it will have the right to designate two members to the Board of Directors of the Company (the "Company Board"). PGGM and DIHC may sell and buy shares of the Common Stock from time to time, subject to the restrictions contained in the Registration Rights and Voting Agreement described below in Item 6. The Reporting Persons have no plan or proposal which relates to or would result in any of the actions enumerated in
Item 4 of Schedule 13D, except as described in Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, PGGM has the right to acquire, subject to the terms and conditions in the Loan Purchase Agreement, 27,458,750 shares of Common Stock (representing 33% of the outstanding Common Stock after the issuance of such shares) and DIHC has the right to acquire, subject to the terms and conditions of the Stock Purchase Agreement, up to 6,728,750 shares of Common Stock (representing 8% of the outstanding Common Stock after the issuance of such shares). As the sole stockholder of DIHC, PGGM may be deemed to beneficially own the shares of Common Stock to be held by DIHC. Accordingly, PGGM may be deemed to own, in the aggregate, 34,187,500 shares of Common Stock (representing 41% of the outstanding Common Stock after the issuance of such shares).

         (b) As of the date of filing of this Statement, neither of the Reporting Persons has the power to vote or to direct the vote of nor to dispose of the shares of Common Stock which are beneficially owned by it.

         (c)  None.

         (d)  None.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the information set forth in Items 3, 4 and 5 of this Statement and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 above or between such persons and any other person with respect to the Common Stock.

1.  REGISTRATION RIGHTS AND VOTING AGREEMENT

    A.   REGISTRATION RIGHTS

DEMAND REGISTRATION.     Upon the closing (the "CLOSING") of the transactions
contemplated by the Loan Purchase Agreement and the Stock Purchase Agreement (collectively, the "PURCHASE AGREEMENTS"), PGGM, DIHC and the Company have agreed to enter into a Registration Rights and Voting Agreement, the form of which is attached to the Stock Purchase Agreement as EXHIBIT 1.01(k), which is attached hereto as EXHIBIT H and is incorporated by reference herein. The Registration Rights and Voting Agreement will provide that, subject to certain limitations, upon the Closing, PGGM and DIHC will have the right to demand, on no more than eight occasions, that the Company register all or a portion of the shares of Common Stock issued to PGGM and DIHC in connection with the Purchase Agreements, subject to a requirement that the market value of the shares requested to be registered as of the date of any demand must equal or exceed $75 million (or the total aggregate amount of shares held by PGGM and DIHC, if less than $75 million). The Company must use its commercially reasonable efforts to effect any such registration on demand and will have the ability to defer the filing of a registration statement relating to a demand in certain circumstances.

SHELF REGISTRATION.     Upon the request of PGGM and DIHC, the Company must
use its commercially reasonable efforts within 20 days after the Closing to register all of the 34,187,500 shares of Common Stock to be issued at such Closing (or such lesser amount as is actually issued) on a registration statement which provides for the offering of such securities on a delayed or continuous basis. Prior to selling Common Stock under such registration statement, PGGM and DIHC must give written notice to the Company of their intent to sell shares of Common Stock. The Company will have the right in certain circumstances to defer such intended sales.

PIGGYBACK REGISTRATION.     In the event that the Company exercises its rights
to defer a requested registration, suspend the effectiveness of the shelf registration or sales of Common Stock by PGGM and DIHC due to a contemplated public offering of Common Stock, PGGM and DIHC will have the right to include their shares in the Company's registration statement relating to such public offering. These piggyback registration rights will be subject to certain customary limitations as well as limitations contained in the other agreements between the Company and its stockholders.

         All such registrations will be at the expense of the Company, except that each of PGGM and DIHC will bear all underwriting discounts and commissions and fees and expenses of its own counsel.

         B.   BOARD REPRESENTATION

         The Registration Rights and Voting Agreement will provide that as long as PGGM and DIHC and their affiliates own in the aggregate 5% or more of the issued and outstanding shares of Common Stock, the Company will take all action necessary to ensure that two members of the Company Board are individuals designated by PGGM ("PGGM DIRECTORS"). In addition, until the earlier to occur of (a) the date on which PGGM and DIHC and their affiliates own in the aggregate less than 25% of the issued and outstanding shares of Common Stock and (b) the fifth anniversary of the Closing of the Purchase Agreements, (i) the Company will take all action necessary to ensure that one PGGM Director is appointed to the board affairs committee of the Company Board (the "BOARD AFFAIRS COMMITTEE"), (ii) all nominees for directors of the Company by the Company Board (other than "INCUMBENT DIRECTORS" (as defined below) and PGGM Directors) shall be persons not affiliated with PGGM or DIHC or any of their affiliates and will be made with the approval of a majority of the members of the Board Affairs Committee, which majority will include the approval (which will not be unreasonably withheld) of the PGGM nominee serving on the Board Affairs Committee, (iii) each of PGGM and DIHC will vote (or provide written consent with respect to) all shares of Common Stock over which it will exercise voting authority in favor of the persons nominated as PGGM Directors all nominees of the Board nominated in accordance with (ii), above and all Incumbent Directors,
(iv) the Company will take all action necessary to ensure that vacancies on the Company Board caused by the resignation, removal or death of a PGGM Director are filled with a PGGM Director, and (v) the number of directors constituting the full Company Board will not be increased without the prior written consent of PGGM.

         "INCUMBENT DIRECTORS" means (i) all individuals constituting the Company Board at the Closing, (ii) all individuals thereafter designated as nominees to the Company Board by New York State Teachers' Retirement System pursuant to a letter agreement dated November 22, 1996, (iii) all individuals thereafter designated as nominees to the Company Board by Hexalon Real Estate, Inc. pursuant to a letter agreement dated November 7, 1996, and (iv) one individual thereafter designated by Deutsche Bank AG as a nominee to the Company Board.


         C.   TRANSFER RESTRICTIONS; 10% OWNERSHIP LIMITATION

         Under the Registration Rights and Voting Agreement, each of PGGM and DIHC will agree to the following restriction on its rights to transfer and acquire shares of the Company's Common Stock: until the earlier to occur of the third anniversary of the Closing and the date as of which PGGM and DIHC and their affiliates cease to own 25% or more of the issued and outstanding shares of Common Stock, PGGM and DIHC will agree not to assign, transfer or sell any shares of Common Stock to any person (other than a permitted transferee that agrees in writing to be bound by the provisions of the Registration Rights and Voting Agreement) if as a result of the sale, such person and affiliates of such person would own collectively more than 10% of the Common Stock then outstanding. This limitation will not apply in the case of any transferee that is (a) a mutual fund company, pension fund, insurance company, investment company, any state, city, or county, or any agency or instrumentality of a state, city, or county, or any state university or state college, and any retirement system for the benefit of employees of any of the foregoing, any religious or educational organization or other passive institutional investor or
(b) a NON-U.S. PERSON (as defined in Section 9.02 of the Amendment to the Company's Charter (the "CHARTER AMENDMENT")) that is not controlled by a U.S. Person (as defined in the Charter Amendment). The Charter Amendment is attached to the Loan Purchase Agreement as Exhibit 5.02(a), which is attached hereto as
EXHIBIT I and is incorporated by reference herein.

         D.   STANDSTILL AGREEMENT

         Under the Registration Rights and Voting Agreement, each of PGGM and DIHC will agree that until the earlier to occur of the third anniversary of the Closing and the date as of which PGGM and DIHC and their affiliates cease to own at least 25% of the Common Stock they shall not:

              (i) directly or indirectly purchase or otherwise acquire, or propose or offer to purchase or otherwise acquire, any EQUITY SECURITIES (as defined below) if, immediately after such purchase or acquisition, PGGM and DIHC and their respective affiliates would own 41% or more of the Common Stock;

              (ii) directly or indirectly propose to the Company or any person or entity a BUSINESS COMBINATION (as defined below);

              (iii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are used in the rules promulgated by the Commission under Section 14(a) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") or seek to advise, encourage or influence any person or entity with respect to the voting of any shares of capital stock of the Company, initiate, propose or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person or entity to initiate any stockholder proposal; or

              (iv) deposit any Equity Securities into a voting trust or subject any Equity Securities to any arrangement or agreement with respect to the voting of such securities or form, join or in any way participate in a "group" (within the meaning of Section 13 (d) (3) of the Exchange
         Act) with respect to any Equity Securities, other than pursuant to the provisions described above under "Transfer Restrictions; 10% Ownership Limitation."

         The Registration Rights and Voting Agreement will provide that nothing in the provisions described in clauses (i), (ii), (iii), and (iv) above limits the ability of PGGM Directors to function in their capacities as members of the Company's Board.

         The foregoing standstill provision may be waived by the Company only upon the approval of a majority of its Board, excluding all PGGM Directors, and is not applicable to actions approved by the majority of the Board, excluding all PGGM Directors, in circumstances in which the PGGM Directors are "interested directors" under Section 78.140 of the Nevada General Corporation Law.

         "BUSINESS COMBINATION" means any one of the following transactions:

              (i) Any merger or consolidation of the Company or any subsidiary thereof with any person or entity (other than the Company);

              (ii) Any sale, lease exchange, mortgage, pledge, transfer or other disposition by the Company (in one transaction or a series of transactions) to or with any person or entity of all or a substantial portion of the assets of the Company and its subsidiaries taken as a whole.

              (iii) The adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of either of the Reporting Persons or any affiliate thereof that together own 25% or more of the issued and outstanding Common Stock; or

              (iv) Any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company with any subsidiary thereof or any other transaction to which the Company is a party which has the effect, directly or indirectly, of increasing the proportionate share of the Reporting Persons or any affiliate thereof that together own 25% or more of the issued and outstanding Common Stock (whether or not with or into or otherwise involving PGGM or any affiliate of PGGM).

         "EQUITY SECURITY" means any (i) Common Stock, (ii) securities of the Company convertible into or exchangeable for Common Stock, and (iii) options, rights, warrants and similar securities issued by the Company to acquire Common Stock.

         E.   LEVERAGE RATIO

         The Registration Rights and Voting Agreement will provide that as long as PGGM and DIHC and their affiliates are the record owner of at least 2.5% of the issued and outstanding shares of Common Stock, the Company will maintain a ratio of Indebtedness to Total Market Capitalization ("LEVERAGE RATIO") of at least 0.45 to 1.

              (i) "INDEBTEDNESS" means: (a) all indebtedness, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations as lessee under leases that have been or should be, in accordance with U.S. GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities, (g) all obligations to purchase, redeem, retire, decease or otherwise acquire for value any capital stock of the Company or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) the greater of (i) the principal amount and (ii) the redemption value of any perpetual preferred stock issued by the Company, (i) all Indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by the Company, or in effect guaranteed directly or indirectly by the Company through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (j) all Indebtedness referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any encumbrance on property (including, without limitation, accounts and contract rights) owned by the

         Company, even though the Company has not assumed or become liable for the payment of such Indebtedness.

              (ii) "TOTAL MARKET CAPITALIZATION" means on any day: the sum of
         (i) the Company's total Indebtedness on such day, plus (ii) the product of (x) the number of issued and outstanding shares of Common Stock plus the number of shares of Common Stock issuable upon conversion of issued and outstanding stock (other than convertible preferred stock subject to redemption at the option of the holder), times the average of the closing prices of the Common Stock for the five-day period immediately preceding the day in question.

         Notwithstanding the foregoing, (i) the Company may at any time incur Indebtedness in an amount which does not exceed the principal amount of outstanding Indebtedness of the Company extended, refinanced renewed or replaced with the proceeds thereof, plus any costs associated with the extension refinancing, renewal or replacement, even if such incurrence causes the Leverage Ratio to exceed 0.45 to 1, (ii) the Company may incur Indebtedness if, as of the date on which the Company enters into a binding commitment with respect to such Indebtedness, the Leverage Ratio including Indebtedness did not exceed 0.45 to 1 and (iii) with respect to lines of credit, the Company may incur Indebtedness under such line, if, as of the date the Company enters into the line of credit, the Leverage Ratio including the entire amount of Indebtedness available under such line did not exceed 0.45 to 1.

         F.   MINIMUM OFFERING PRICE FOR COMMON STOCK

         For the six-month period following the Closing, the Company will agree under the Registration Rights and Voting Agreement that it will not issue or sell any shares of Common Stock or other Equity Securities except at a price per share equal to or greater than $16.00 (appropriately adjusted for stock dividends, stock splits and like events) and except in the case of (i) the conversion of securities or Indebtedness of the Company into Common Stock by Deutsche Bank AG, (ii) the conversion of promissory notes held by Hines Colorado Limited, (iii) the Company's stock option or management incentive compensation plans, (iv) the Company's dividend reinvestment plan, and (v) stock splits or stock dividends. For purposes of the preceding sentence, "price per share" shall be equal to the sum of the lowest amounts of consideration, if any, receivable by the Company with respect to each such share of Common Stock upon the issuance and sale of such shares.

         G.   LIMITATIONS ON ISSUANCE OF COMMON STOCK OUTSIDE THE UNITED STATES

         So long as the Reporting Persons and their affiliates own 2.5% or more of the issued and outstanding shares of Common Stock, the Company will agree under the Registration Rights and Voting Agreement that it will not issue any Equity Securities in connection with any Public Offering or other sale to any Non-U.S. Person, other than in connection with stock splits or stock dividends or under the Company's dividend reinvestment plan or stock option or management incentive compensation plans; provided, however, that the Company in connection with any offering of Equity Securities, may issue and sell up to 15% of the securities issued in such Public Offering to Non-U.S. Persons.

         H.   ONE NORWEST CENTER POLICY

         So long as the Reporting Persons and their affiliates own 2.5% or more of the issued and outstanding shares of Common Stock, the Company will agree under the Registration Rights and Voting Agreement that it will not alter the policy adopted by the Company Board in August 1997 regarding its interest in One Norwest Center without the prior written consent of PGGM. The policy requires that the Company not dispose of its interest income derived from One Norwest Center except in a tax deferred exchange of properties or in a similar tax deferred manner, and also applies to all properties which the Company may receive in any such exchange transaction.

         I.   HOLDBACK PROVISIONS

         If prior to December 31, 1998 the managing underwriter in any public offering by the Company so requests, the Reporting Persons will agree under the Registration Rights and Voting Agreement that they will not effect any sale or distribution of Common Stock (other than as part of such public offering) within such periods prior to and after the effective date of such registration statement as the managing underwriter may request. The Reporting Persons shall only be obligated to comply with such a request on no more than one occasion. After December 31, 1998, the Reporting Persons shall consider, but need not comply with, any such request by an underwriter.

         J.   CERTAIN TRANSFERS OF COMMON STOCK TO PGGM

         Under the Registration Rights and Voting Agreement, the Company will agree to take all action necessary to ensure that any transfer of shares of Common Stock from DIHC or DIHC Market Square, Inc. to PGGM will not be deemed a violation of Article 8 of the Company's charter or Section 9.01 of the Charter Amendment.

         K.   SHARE REPURCHASES

         Under the Registration Rights and Voting Agreement, so long as the Reporting Persons and their affiliates own in the aggregate 25% or more of the issued and outstanding shares of Common Stock, in the event the Company proposes to repurchase any shares of Common Stock from any holder thereof owning together with its affiliates 5% or more of the issued and outstanding shares of Common Stock, the Reporting Persons shall have the right to require the Company to repurchase a number of shares of Common Stock held by the Reporting Persons equal to the product of (i) the total number of shares proposed to be repurchased and (ii) a fraction, the numerator of which is (A) the number of shares owned by the Reporting Persons and their affiliates and the denominator of which is (B) the sum of the number of shares of Common Stock owned by such holder plus the number of shares of Common Stock owned by the Reporting Persons and their affiliates.


2.       REVISIONS TO THE COMPANY'S CHARTER

         The Purchase Agreements require the Company to amend the Company's charter to include new provisions designed to assist the Company in becoming, and thereafter remaining, a "domestically controlled REIT" under the Internal Revenue Code of 1986, as amended (the "CODE"). The Charter Amendment, which will provide that shares of the Company's stock cannot be transferred from a U.S. Person to a Non-U.S. Person if such transfer would cause a Non-U.S.
Person to become the direct or indirect owner of more than 3% of the value of the outstanding shares of any class of capital stock of the Company (the "NON U.S. OWNERSHIP LIMIT"). Shares of stock acquired in excess of the Non-U.S. Ownership Limit will be deemed to be transferred to the Company as trustee for the benefit of the person to whom the person who acquired the excess shares later transfers such shares. In addition, excess shares will be deemed to have been offered for sale to the Company or its designee at their "fair market value" for a 90-day period.

3.       PURCHASE AGREEMENTS

         A.  DIVIDEND

         Under the Purchase Agreements, the Company has agreed that, among other things and subject to certain exceptions, neither it nor any of its subsidiaries will, without the prior written consent of the Reporting Persons prior to the closing:

              (i) except for (x) its regular quarterly dividends not in excess of $0.30 per share of issued and outstanding common stock or (y) its regular annual dividends not in excess or $1.155 per share of issued and outstanding preferred stock, declare, set aside or pay any dividends on, or make any other distribution in respect of, its outstanding shares of capital stock.

              (ii) except for the Company's dividend reinvestment share purchase plan and the exercise of share options or issuance of shares pursuant to stock rights, options, restricted share or performance share awards or warrants outstanding on the date of the Loan Purchase Agreement, issue, deliver or sell, or grant any option or other right in respect of, any shares of common stock, any other voting securities of the Company or any subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (except to the Company or a subsidiary) except the foregoing shall not prohibit the issuance of Common Stock in connection with the conversion of any currently outstanding convertible preferred stock or notes or in connection with the granting of any employee stock options or restricted shares to any employee in an amount not to exceed $10 million.

         B.  STANDSTILL PROVISIONS IN THE EVENT THERE IS NO CLOSING

         In the event the transactions contemplated under the Purchase Agreements are not consummated, the Company and the Reporting Persons agree that, for a period of 24 months after the date of the Purchase Agreements, unless specifically invited in writing by the other party's board of directors, neither the Company nor the Reporting Persons (nor any of their respective affiliates), will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, (i) the acquisition of the other party's securities (or beneficial ownership thereof) or assets, (ii) any tender or exchange offer, merger or other business combination involving the other party, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consents to vote any of the other party's voting securities; (b) form, join or in any way participate in a "group" (as defined under the Exchange Act) or otherwise act, alone or in concert with others, to seek to control or influence the other party's management, Board of Directors or policies; or (c) enter into any discussion or arrangement with any third party with respect to any of the foregoing. Notwithstanding the foregoing, in the event either of the Company or the Reporting Persons willfully and intentionally breach any of their respective obligations under either of the Purchase Agreements with the result that a Closing thereunder does not occur, the non-defaulting party shall not be bound by such standstill agreement.

4.       LOAN PURCHASE AGREEMENT

         The Loan Purchase Agreement provides that, at the first meeting of the Company Board occurring after the Closing, if PGGM so requests, the total number of persons serving on the Company Board shall be increased to 12 and two additional persons to be nominated by PGGM after the Closing shall be appointed by the Company Board to fill the vacancies, effective at such meeting of the Company Board, thereby created. The Loan Purchase Agreement further provides that between the Closing and the date such nominees are appointed to the Company Board, the Company Board shall not take any action by written consent or otherwise.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT A contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of PGGM.

         EXHIBIT B contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of DIHC.

         EXHIBIT C is the Loan Purchase Agreement by PGGM and the Company dated as of August 18, 1997.

         EXHIBIT D is Schedule 3.07(a) of the Loan Purchase Agreement, which sets forth the Purchased Loans and the Purchased Loan Documents of PGGM that are being transferred to the Company.

         EXHIBIT E is the Stock Purchase Agreement by DIHC and the Company dated as of August 18, 1997.

         EXHIBIT F are Schedules 3.02 and 3.03(a) of the Stock Purchase Agreement, which set forth the Seller Subsidiary Shares of DIHC being transferred to the Company

         EXHIBIT G is Schedule 1.01(l) of the Stock Purchase Agreement, which sets forth the properties of DIHC being transferred to the Company.

         EXHIBIT H is the form of the Registration Rights and Voting Agreement which is proposed to be entered into by PGGM, DIHC, and the Company.

         EXHIBIT I is the proposed amendment to the Company's Charter.

         EXHIBIT J is the Joint Filing Agreement between PGGM and DIHC.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 26, 1997


STICHTING PENSIOENFONDS VOOR DE GEZONDHEID GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN



                                  By: /s/ Edwin A. Brassem
                                     ------------------------------
                                      Edwin A. Brassem



                                  DUTCH INSTITUTIONAL HOLDING COMPANY, INC.



                                  By:/s/ Robert T. Sorrentino
                                     -------------------------------
                                     Robert T. Sorrentino